Exhibit 99.1

Linkage Global Inc. Signs Non-Binding Letter of Intent to Acquire On-Chain Asset Management Solutions Provider Cicada Tech Limited

TOKYO, Japan, December 1, 2025 (GLOBE NEWSWIRE) -- Linkage Global Inc (NASDAQ: LGCB) ("Linkage Global" or the "Company"), a cross-border e-commerce integrated services provider headquartered in Japan, today announced that it has entered into a non-binding Letter of Intent (the “LOI”) with Cicada Tech Limited (“Cicada Tech”), a company mainly engaged in tokenizing real world assets into liquid on-chain yield instruments, to engage in diligence and negotiations regarding the terms of a potential transaction whereby the Company may acquire 100% of the equity interest in Cicada for an aggregate consideration of $60 million, of which $3 million will be paid in cash and the remaining will be satisfied through the issuance of Linkage Global class A ordinary shares.

Ms. Yang (Angela) Wang, CEO of the Company, commented: “The proposed acquisition of Cicada Tech provides Linkage Global with an opportunity to enter into the fast-growing on-chain asset management and RWA tokenization market, and to accelerate the Company’s strategic objective of integrating traditional capital markets with blockchain-native asset structures. The opportunity to integrate Cicada Tech’s product and service offering, if the proposed acquisition will be completed, will give Linkage Global an operational platform to convert high-quality real-world assets into liquid, yield-bearing tokens, and will support Linkage Global’s efforts to expend its addressable asset base and to create new, recurring fee streams beyond conventional equity transactions.”

The proposed acquisition remains subject to the satisfactory completion of customary financial, technical and legal due diligence, an independent third-party appraisal of enterprise value, and an independent audit of the Cicada Tech’s financial statements prepared in accordance with US GAAP.

The transaction is also conditional upon, among other matters, the negotiation and execution of a definitive purchase agreement containing customary representations, warranties, covenants and indemnities, receipt of any required regulatory and third-party approvals, and the absence of any material adverse change. There can be no assurance that the proposed transaction will be completed on the terms contemplated in the LOI or otherwise.

About Cicada Tech Limited

Cicada Tech Limited is a leading on-chain asset management platform that provides Tech Issuance solutions to tokenize high-quality real-world assets and convert them into liquid, yield-bearing digital instruments. The firm combines proprietary protocol engineering — including the LT-RT Rebalance mechanism and rebase token architecture — with multi-strategy quantitative portfolios, mining and supply-chain asset tokenization to deliver stable base yields augmented by DeFi incentive layers. Cicada prioritizes regulatory compliance and asset security through institutional custody partnerships, smart-contract audits and a layered risk framework, enabling institutional and retail channels to access scalable RWA products such as rtUSQ. Backed by experienced asset managers and global ecosystem partners, Cicada positions itself as a bridge between traditional capital markets and the next generation of decentralized finance.

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Global conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. For more information, please visit www.linkagecc.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang, Partner

Email: ckang@wealthfsllc.com